SO
3-22-04

04003656

VF 3-11-04

D STATES
.CHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB Securities
A Non-Bank Affiliate of Silicon Valley Bank

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Tasman Drive
(No. and Street)

Santa Clara	CA	95054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Vasconcellos, 408-6547141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP, Attn: Natalia Williams
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SW

OATH OR AFFIRMATION

I, John Vasconcellos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Principal

Title

Notary Public

JO ANNE RIGGS
COMM. NO. 1283464
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES NOV. 9, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2003, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 24, 2004

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	13,911,644
Accounts receivable		1,220,725
Premises and equipment, net		236,388
Deferred tax asset		645,840
Other assets		228,411
Total assets	$	16,243,008
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued compensation and benefits	$	648,408
Intercompany payable		5,894,253
Accounts payable and other liabilities		128,225
Total liabilities		6,670,886
Shareholder's equity:		
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		2,659,957
Retained earnings		6,912,165
Total shareholder's equity		9,572,122
Total liabilities and shareholder's equity	$	16,243,008

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Income

Year ended December 31, 2003

Revenues:		
Client investment fees	$	15,935,914
Professional services charged to affiliate		874,650
Interest income		97,349
Total revenues		16,907,913
Expenses:		
Compensation and benefits		4,260,230
Premises and equipment		1,008,297
Data processing		952,259
Professional services		843,262
Business development and travel		272,412
General and administrative		78,996
Other expense		119,151
Total expenses		7,534,607
Income before income taxes		9,373,306
Income taxes		3,935,458
Net income	$	5,437,848

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2003

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balances, December 31, 2002	100	2,615,151	1,474,317	4,089,468
Capital contribution from Parent	—	44,806	—	44,806
Net income	—	—	5,437,848	5,437,848
Balances, December 31, 2003	100	$ 2,659,957	6,912,165	9,572,122

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	5,437,848
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment		122,337
Changes in operating assets and liabilities:		
Accounts receivable		343,006
Deferred tax asset		(434,218)
Other assets		(204,354)
Accrued compensation and benefits		372,801
Intercompany payable		4,578,677
Accounts payable and other liabilities		(482,028)
Net cash provided by operating activities		9,734,069
Cash flows provided by investing activities:		
Disposal of equipment		20,682
Cash flows provided by financing activities:		
Contribution of capital		44,806
Net increase in cash and cash equivalents		9,799,557
Cash and cash equivalents, beginning of year		4,112,087
Cash and cash equivalents, end of year	$	13,911,644

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the Company) is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of Silicon Valley Bancshares (the Parent). The Company's business, investment products and services, involves distributing mutual funds and fixed income securities.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia.

(a) Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting.

(b) Revenue Recognition

Client investment fees earned and related expenses from customer transactions on investment products are recorded on a trade date basis. Client investment fees include Rule 12(b)-1 fees which are earned over the period funds are invested.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash balances due from banks and commercial paper investment. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to maturity dates of 90 days or less. As of December 31, 2003, such cash equivalents amounted to $13,204,591.

(d) Premises and Equipment

Premises and equipment are reported at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. This time period may range from one to three years. The Company had no capitalized lease obligations at December 31, 2003.

(e) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value.

(f) Income Taxes

The Company's results of operations are included in the consolidated federal income tax return and the combined California franchise tax return of Silicon Valley Bancshares and subsidiaries. The Company's tax sharing agreement with the Parent provides that the Company will pay to the Parent the amounts that it would be required to pay if it were to file a separate return. Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary from amounts shown on the tax returns when filed.

(Continued)

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2003:

Furniture and equipment	$	386,441
Leasehold improvements		10,388
		396,829
Accumulated depreciation and amortization		(160,441)
Premises and equipment, net	$	236,388

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $7,102,144, which was $6,657,419 in excess of its required net capital of $448,852. The Company's ratio of aggregate indebtedness to net capital was 0.94 to 1 as of December 31, 2003.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(Continued)

(4) Income Taxes

Total income tax expense (benefit) attributable to income before income taxes for the year ended December 31, 2003 consists of:

Current:		
Federal	$	3,314,646
State		1,055,030
		4,369,676
Deferred:		
Federal		(394,129)
State		(40,089)
Total income tax expense		(434,218)
	$	3,935,458

Income tax expense (benefit) attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

Computed expected federal income tax expense	$	3,280,659
Increase (decrease) resulting from:		
State tax, net of federal income tax expense		659,712
Other		(4,913)
Total income tax expense	$	3,935,458

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income. Accordingly, no valuation allowance has been established as of December 31, 2003.

(Continued)

The deferred tax assets (liabilities) as of December 31, 2003 consist of the following:

Deferred tax assets:		
Accrued compensation	$	238,662
Stock based compensation		35,985
State income taxes		371,193
Gross deferred tax assets		645,840
Less valuation allowance		—
Gross deferred tax asset, net of valuation allowance		645,840
Deferred tax liabilities		—
Net deferred tax assets	$	645,840

(5) Related Party Transactions

The Company reimbursed the Bank $988,691 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2003. These expenses were a combination of direct and indirect costs. Indirect costs were based on a percentage of Bank employee time dedicated to Company activities and facilities costs. As of December 31, 2003, the amount due to the Bank related to these expenses was $3,400.

The Bank reimbursed the Company $874,650 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2003. These expenses were indirect costs based on a percentage of Company employee time dedicated to Bank activities. As of December 31, 2003, the amount due to the Company related to these expenses is $0.

The Company maintains a noninterest-bearing cash account with the Bank. The balance in the account was $706,156 as of December 31, 2003.

Additionally, at December 31, 2003, the Company had an intercompany liability to the Bank of $5,894,253 related to taxes payable (note 1(f)).

(6) Employee Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Bank.

401(k) and Employee Stock Ownership Plans

The Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) is a combined 401(k) tax-deferred savings plan and employee stock ownership plan (ESOP) in which all employees of the Parent and its subsidiaries are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan. The Company matches up to 5% of an employee's salary in any plan year, with the Company's matching contribution vesting immediately.

ESOP Plan

Discretionary ESOP contributions, based on the Parent's net income, are made by the Company to all eligible individuals employed by the Company on the last day of the fiscal year. The Company may elect to contribute cash, or Parent Company common stock, in an amount not exceeding 10% of the eligible employee's base salary earned in the fiscal year, less IRC Section 401(k) and Section 125 deferrals. The ESOP contributions vest in equal annual increments over five years.

ESPP Plan

All employees of the Company are eligible to participate in the Parent's employee stock purchase plan (ESPP) under which employees may annually contribute up to 10% of their gross compensation to purchase shares of the Company's common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. The ESPP is noncompensatory to the employees and results in no expense to the Company.

Equity Incentive and Stock Option Plans

The Parent's 1997 Equity Incentive Plan, along with the Parent's 1983 and 1989 stock option plans provide for the granting of nonqualified stock options which entitle directors, employees and certain other parties to purchase shares of the Parent's common stock at a price not less than 100% and 85% of the fair market value of the common stock on the date the option is granted for incentive and nonqualified stock options, respectively. Options may vest over various periods not in excess of five years from the date of grant and expire five to ten years from the date of grant.

Total expenses for these Stock Option Plans allocated to the Company totaled $38,814 in 2003.

Additionally, certain employees of the Company are eligible to receive discretionary incentive compensation. The Company accrues discretionary incentive compensation monthly based on a predetermined percentage of revenues.

EHOP Plan

In 2002, the Bank approved a benefit plan, the Employee Home Ownership Plan (EHOP), which provides for the issuance of mortgage loans to eligible employees at favorable interest rates. Eligible employees may apply for a fixed rate mortgage on their primary residence, which is amortized over 30 years and is due and payable in five years. Applicants must qualify for a loan through the usual mortgage review and approval process, which is typical of industry standards. The maximum loan amount cannot be greater than 80.0% of the lesser of the purchase price or the appraised value. The interest rate on the note is written at the then market rate of 5 year (5/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all of the eligibility requirements, including employment at the Bank, the actual rate charged to the borrower shall be 2.0% below the market rate. The loan rate shall not be less than 25 basis points over the greater of either the five-year Treasury Note rate or the monthly Applicable Federal Rate for medium term loans as published by the IRS. The Loan Rate will be fixed at the time of approval and locked for 30 days. At December 31, 2003, total EHOP loans of approximately $1,200,000 were outstanding from the Bank to employees of the Company.

(7) Commitments and Contingencies

The Bank allocates a portion of its facilities expense to the Company. Facilities expense totaled $609,196 for the year ended December 31, 2003.

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

Schedule 1

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Total shareholder's equity	$	9,572,122
Less nonallowable assets:		
Premises and equipment, net		236,388
Other assets		2,233,590
Net capital		7,102,144
Aggregate indebtedness		6,670,886
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6 2/3% of aggregate indebtedness		444,725
Net capital in excess of requirements	$	6,657,419
Ratio of aggregate indebtedness to net capital		0.94 to 1

Reconciliation with SVB Securities' Computation included in Part II Form X-17A-5 as of December 31, 2003:

		As reported in SVB Securities Part II Form X-17A-5	Difference	As reported herein
Total shareholder's equity	$	9,547,471	24,651	9,572,122
Nonallowable assets		2,035,760	434,218	2,469,978
Net capital		7,511,711	(409,567)	7,102,144
Aggregate indebtedness		6,261,319	409,567	6,670,886
Net capital required		417,421	31,431	448,852
Net capital in excess of requirements		7,094,290	(436,871)	6,657,419
Ratio of aggregate indebtedness to net capital		0.83 to 1	0.11	0.94 to 1

See accompanying independent auditors' report.

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report on Internal Control

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2004